FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 18, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2025 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2025 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 18, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2025 in comparison with its results for the fourth quarter and year ended December 31, 2024.

Summary of 2025 Fourth Quarter Results

(Comparison with third quarter of 2025 and fourth quarter of 2024)

	4Q 2025	3Q 2025		4Q 2024
Net sales ($ million)	2,995	2,978	1%	2,845	5%
Operating income ($ million)	554	597	(7%)	558	(1%)
Net income ($ million)	461	453	2%	519	(11%)
Shareholders’ net income ($ million)	449	446	1%	516	(13%)
Earnings per ADS ($)	0.87	0.85	2%	0.94	(7%)
Earnings per share ($)	0.44	0.43	2%	0.47	(7%)
EBITDA* ($ million)	717	753	(5%)	726	(1%)
EBITDA margin (% of net sales)	23.9%	25.3%		25.5%

*EBITDA in the third quarter of 2025 includes a $34 million gain recorded for the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards. If this gain was not included EBITDA would have amounted to $719 million, or 24.1% of sales.

In the fourth quarter, our sales to Rig Direct® customers in the United States and Canada continued to show resilience as did our Tubes sales in other regions, and, in Argentina we resumed our fracking and coiled tubing services. Our margins held up well, despite reflecting the full impact of the 50% Section 232 tariffs, as we brought our Koppel steel shop back on line following a transformer outage and we had an efficient industrial performance.

During the quarter, our free cash flow amounted to $665 million and, after spending $300 million on dividends and $537 million on share buybacks, our net cash position amounted to $3.3 billion at December 31, 2025.

Market Background and Outlook

Although oil and gas prices remain volatile amidst contrasting near-term oversupply and geopolitical concerns, oil and gas companies are looking at a resilient longer-term demand outlook and the need to replace production declines as they advance their investment plans. Drilling activity in the United States and Canada is expected to remain near current levels after the modest decline seen in the second half of 2025. In the rest of the world, we do not expect major changes compared to current activity levels in the near term.

In the United States, despite the increase in tariffs on imported steel products, OCTG prices are still around the same level as before the application of the tariffs. We expect that they will eventually respond to the tariffs on imports and the increases in raw material costs for domestic producers.

For the first quarter of 2026, we expect our sales and margins to remain close to current levels.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on May 12, 2026, the payment of a dividend per share of $0.89 (in an aggregate amount of approximately $900 million), which would include the interim dividend per share of $0.29 (approximately $300 million) paid in November 2025. If the annual dividend is approved by the shareholders, a dividend of $0.60 per share ($1.20 per ADS), or approximately $600 million, will be paid according to the following timetable:

•	Payment date: May 20, 2026
•	Record date: May 19, 2026
•	Ex-dividend for securities listed in Europe and Mexico: May 18, 2026
•	Ex-dividend for securities listed in the United States: May 19, 2026

Analysis of 2025 Fourth Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	4Q 2025	3Q 2025		4Q 2024
Seamless	776	780	(1%)	748	4%
Welded	193	199	(3%)	164	17%
Total	969	979	(1%)	913	6%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	4Q 2025	3Q 2025		4Q 2024
(Net sales - $ million)
North America	1,455	1,450	0%	1,131	29%
South America	501	520	(4%)	595	(16%)
Europe	187	189	(1%)	341	(45%)
Asia Pacific, Middle East and Africa	697	716	(3%)	629	11%
Total net sales ($ million)	2,839	2,875	(1%)	2,695	5%
Services performed on third party tubes ($ million)	107	109	(2%)	93	15%
Operating income ($ million)	516	592	(13%)	533	(3%)
Operating margin (% of sales)	18.2%	20.6%		19.8%

Net sales of tubular products and services decreased 1% sequentially and increased 5% year on year. Sequentially the decline in sales is due to the 1% decline in volumes while average selling prices remained flat. In North America we had higher sales of OCTG in the United States offset by lower sales of line pipe in the United States and Mexico. In South America we had lower sales of line pipe in Argentina following completion of deliveries to the Vaca Muerta Sur pipeline in the third quarter. In Europe we had slightly higher sales of mechanical and hydrocarbon process industry products (HPI) and slightly lower sales of OCTG and offshore line pipe. In Asia Pacific, Middle East and Africa we had lower OCTG sales in sub-Saharan Africa, Kuwait and UAE, partially compensated by a recovery in sales in Saudi Arabia.

Operating results from tubular products and services amounted to a gain of $516 million in the fourth quarter of 2025 compared to a gain of $592 million in the previous quarter and a gain of $533 million in the fourth quarter of 2024. In the third quarter of 2025 Tubes operating income included a $34 million gain reflecting the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards. The sequential reduction in operating income is mainly due to the full impact of tariff costs in the United States, partially offset by a better industrial performance.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	4Q 2025	3Q 2025		4Q 2024
Net sales ($ million)	156	103	51%	150	4%
Operating income ($ million)	38	5	713%	25	49%
Operating margin (% of sales)	24.2%	4.5%		16.8%

Net sales of other products and services increased 51% sequentially and increased 4% year on year. Sequentially, sales and operating income increased mainly due to the resumption of sales of oil and gas fracking and coiled tubing services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $453 million, or 15.1% of net sales, in the fourth quarter of 2025, compared to $435 million, 14.6% in the previous quarter and $446 million, 15.7% in the fourth quarter of 2024. The sequential increase is mainly due to higher provisions for contingencies, partially offset by a decrease in selling expenses, taxes and labor costs.

Other operating results amounted to a loss of $8 million in the fourth quarter of 2025, compared to $415 thousand in the previous quarter and a $81 million gain in the fourth quarter of 2024. The fourth quarter of 2024 included a $67 million gain from the partial reversal of a provision related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $29 million in the fourth quarter of 2025, compared to a gain of $37 million in the previous quarter and a gain of $48 million in the fourth quarter of 2024. Financial result of the quarter is mainly attributable to a $38 million net finance income from the return of our portfolio investments partially offset by foreign exchange and derivatives results.

Equity in earnings (losses) of non-consolidated companies generated a gain of $20 million in the fourth quarter of 2025, compared to a loss of $9 million in the previous quarter and a gain of $35 million in the fourth quarter of 2024. These results are mainly derived from our participation in Ternium (NYSE:TX) and in the fourth quarter of 2024 it included a $43 million gain from the reversal of a provision related to the acquisition of a participation in Usiminas.

Income tax charge amounted to $142 million in the fourth quarter of 2025, compared to $172 million in the previous quarter and $123 million in the fourth quarter of 2024. Income tax of the quarter declined mainly due to the positive effect from foreign exchange rate movements and inflation adjustment.

Cash Flow and Liquidity of 2025 Fourth Quarter

Net cash generated by operating activities during the fourth quarter of 2025 was $787 million, compared to $318 million in the previous quarter and $492 million in the fourth quarter of 2024. During the fourth quarter of 2025 cash generated by operating activities includes a net working capital reduction of $110 million.

With capital expenditures of $123 million, our free cash flow amounted to $665 million during the quarter. Following dividend payments of $300 million and share buybacks of $537 million in the quarter, our net cash position amounted to $3.3 billion at December 31, 2025.

Analysis of 2025 Annual Results

	12M 2025	12M 2024	Increase/(Decrease)
Net sales ($ million)	11,981	12,524	(4%)
Operating income ($ million)	2,283	2,419	(6%)
Net income ($ million)	1,973	2,077	(5%)
Shareholders’ net income ($ million)	1,933	2,036	(5%)
Earnings per ADS ($)	3.66	3.61	1%
Earnings per share ($)	1.83	1.81	1%
EBITDA* ($ million)	2,899	3,052	(5%)
EBITDA margin (% of net sales)	24.2%	24.4%

*EBITDA in 2025 includes a $34 million gain from the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards and in 2024 included a $107 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Our results in 2025 showed the resilience of our operations in the face of lower drilling activity in key markets including the United States, Canada, Mexico and Saudi Arabia. In particular, our sales in North America were supported by the ongoing consolidation in the oil and gas sector and the value that our US and Canadian customers attribute to our Rig Direct® service model, which more than compensated for the decline in activity in Mexico. Our margins were also resilient as we responded to the challenge of the tariffs imposed on our imports of steel bars and pipes into the United States, and we maintained our earnings per share with the benefit of our buyback program.

Cash flow provided by operating activities amounted to $2.6 billion during 2025, including a reduction in working capital of $48 million. After capital expenditures of $617 million, our free cash flow amounted to $2.0 billion. Following a dividend payments of $900 million and share buybacks for $1,362 million in the year, our net cash position amounted to $3.3 billion at the end of December 2025.

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	12M 2025		12M 2024		Increase/(Decrease)
Tubes	11,400	95%	11,907	95%	(4%)
Others	581	5%	617	5%	(6%)
Total	11,981		12,524		(4%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	12M 2025	12M 2024	Increase/(Decrease)
Seamless	3,135	3,077	2%
Welded	782	852	(8%)
Total	3,917	3,928	0%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	12M 2025	12M 2024	Increase/(Decrease)
(Net sales - $ million)
North America	5,552	5,432	2%
South America	2,104	2,294	(8%)
Europe	799	1,143	(30%)
Asia Pacific, Middle East and Africa	2,946	3,038	(3%)
Total net sales ($ million)	11,400	11,907	(4%)
Services performed on third parties tubes ($ million)	427	484	(12%)
Operating income ($ million)	2,176	2,305	(6%)
Operating margin (% of sales)	19.1%	19.4%

Net sales of tubular products and services decreased 4% to $11,400 million in 2025, compared to $11,907 million in 2024 due to a decrease in average selling prices. In North America we had higher sales in the United States and Canada reflecting the consolidation of our market positioning partially offset by lower sales of OCTG in Mexico reflecting the downturn in drilling activity. In South America sales declined due to lower prices and lower pipeline shipments in Argentina and lower sales in Venezuela partially offset by higher sales of offshore risers, flowlines and coating in Brazil. In Europe we had lower sales of offshore line pipe and OCTG in Turkey. In Asia Pacific, Middle East and Africa we had lower OCTG sales in Saudi Arabia and China, largely offset by higher OCTG sales in Kuwait and UAE, higher sales of line pipe for downstream processing projects and for offshore pipelines in sub-Saharan Africa.

Operating results from tubular products and services amounted to a gain of $2,176 million in 2025 compared to a gain of $2,305 million in 2024. Tubes operating income in 2025 includes a $34 million gain from the return of U.S. antidumping deposits paid on OCTG imports from Argentina for which the duty rate had been revised downwards and in 2024 included a $107 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Excluding these one off events the decline in Tubes operating income is mainly due to the reduction in average selling prices and the cost of Section 232 tariffs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	12M 2025	12M 2024	Increase/(Decrease)
Net sales ($ million)	581	617	(6%)
Operating income ($ million)	107	113	(6%)
Operating margin (% of sales)	18.4%	18.4%

Net sales of other products and services decreased 6% to $581 million in 2025, compared to $617 million in 2024. We had lower sales of sucker rods due to a reduction in drilling activity in mature field in Argentina and lower sales of scrap and excess energy to third parties.

Operating results from other products and services amounted to a gain of $107 million in 2025, compared to a gain of $113 million in 2024. These results are mainly attributable to our oilfied services business in Argentina, our sucker rods and our coiled tubing businesses.

Selling, general and administrative expenses, or SG&A, amounted to $1,828 million in 2025, representing 15.3% of sales, and $1,905 million in 2024, representing 15.2% of sales. SG&A decreased due to a reduction in labor costs, taxes and other expenses partially offset by an increase in selling expenses and in the allowance for doubtful accounts.

Other operating results amounted to a loss of $9 million in 2025, compared to a loss of $65 million in 2024. In 2024 we recorded a $107 million loss from provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $133 million in 2025, compared to a gain of $129 million in 2024. Financial result of the year is mainly attributable to a $205 million net finance income from the return of our portfolio investments partially offset by foreign exchange, derivatives results and others.

Equity in (losses) earnings of non-consolidated companies generated a gain of $58 million in 2025, compared to a gain of $9 million in 2024. These results were mainly derived from our equity investments in Ternium (NYSE:TX), Usiminas and Techgen.

Income tax amounted to a charge of $501 million in 2025, compared to $480 million in 2024.

Cash Flow and Liquidity of 2025

Net cash provided by operating activities in 2025 amounted to $2.6 billion (including a reduction in working capital of $48 million), compared to cash provided by operations of $2.9 billion (net of a reduction in working capital of $287 million) in 2024.

Capital expenditures amounted to $617 million in 2025, compared to $694 million in 2024. Free cash flow amounted to $2.0 billion in 2025, compared to $2.2 billion in 2024.

Following dividend payments of $900 million in 2025 and share buybacks of $1,362 million during 2025, our net cash position amounted to $3.3 billion at the end of December 2025.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 19, 2026, at 07:30 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/hc4civgv

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BIc548fd34c7d449aba67b1bda3d6e0bc3

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2025	2024	2025	2024

Net sales	2,995,133	2,845,226	11,981,157	12,523,934
Cost of sales	(1,980,125)	(1,922,263)	(7,860,744)	(8,135,489)
Gross profit	1,015,008	922,963	4,120,413	4,388,445
Selling, general and administrative expenses	(452,829)	(445,988)	(1,828,496)	(1,904,828)
Other operating income	458	18,483	23,789	60,650
Other operating expenses	(8,699)	62,919	(32,490)	(125,418)
Operating income	553,938	558,377	2,283,216	2,418,849
Finance income	53,944	51,331	252,238	242,319
Finance cost	(15,840)	(8,928)	(46,933)	(61,212)
Other financial results, net	(9,052)	5,777	(72,664)	(52,051)
Income before equity in earnings of non-consolidated companies and income tax	582,990	606,557	2,415,857	2,547,905
Equity in earnings of non-consolidated companies	20,307	35,283	58,038	8,548
Income before income tax	603,297	641,840	2,473,895	2,556,453
Income tax	(142,234)	(122,709)	(500,616)	(479,680)
Income for the period	461,063	519,131	1,973,279	2,076,773

Attributable to:
Shareholders' equity	448,865	516,213	1,932,813	2,036,445
Non-controlling interests	12,198	2,918	40,466	40,328
	461,063	519,131	1,973,279	2,076,773

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2025		At December 31, 2024

ASSETS
Non-current assets
Property, plant and equipment, net	6,205,082		6,121,471
Intangible assets, net	1,357,116		1,357,749
Right-of-use assets, net	144,557		148,868
Investments in non-consolidated companies	1,561,212		1,543,657
Other investments	758,085		1,005,300
Deferred tax assets	834,168		831,298
Receivables, net	139,211	10,999,431	205,602	11,213,945
Current assets
Inventories, net	3,602,058		3,709,942
Receivables and prepayments, net	268,798		179,614
Current tax assets	364,640		332,621
Contract assets	35,264		50,757
Trade receivables, net	1,920,840		1,907,507
Derivative financial instruments	1,875		7,484
Other investments	2,306,760		2,372,999
Cash and cash equivalents	572,647	9,072,882	675,256	9,236,180
Total assets		20,072,313		20,450,125
EQUITY
Shareholders' equity		16,599,191		16,593,257
Non-controlling interests		229,877		220,578
Total equity		16,829,068		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	368		11,399
Lease liabilities	94,903		100,436
Derivative financial instruments	207		-
Deferred tax liabilities	442,248		503,941
Other liabilities	310,707		301,751
Provisions	48,418	896,851	82,106	999,633
Current liabilities
Borrowings	305,354		425,999
Lease liabilities	48,346		44,490
Derivative financial instruments	14,123		8,300
Current tax liabilities	386,586		366,292
Other liabilities	377,088		585,775
Provisions	173,152		119,344
Customer advances	168,832		206,196
Trade payables	872,913	2,346,394	880,261	2,636,657
Total liabilities		3,243,245		3,636,290
Total equity and liabilities		20,072,313		20,450,125

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2025	2024	2025	2024

Cash flows from operating activities
Income for the period	461,063	519,131	1,973,279	2,076,773
Adjustments for:
Depreciation and amortization	162,921	167,781	616,170	632,854
Bargain purchase gain	-	-	-	(2,211)
Income tax accruals less payments	32,593	(160)	(31,221)	(222,510)
Equity in earnings of non-consolidated companies	(20,307)	(35,283)	(58,038)	(8,548)
Interest accruals less payments, net	7,405	7,246	(3,904)	(1,067)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	145	(87,975)	25,579	89,371
Changes in provisions	15,545	(19,808)	(5,380)	(25,155)
Changes in working capital	109,878	(36,604)	47,772	286,917
Others, including net foreign exchange differences	17,935	(22,100)	35,323	39,794
Net cash provided by operating activities	787,178	492,228	2,599,580	2,866,218

Cash flows from investing activities
Capital expenditures	(122,507)	(181,870)	(617,183)	(693,956)
Changes in advance to suppliers of property, plant and equipment	7,071	5,092	6,155	(10,391)
Cash decrease due to deconsolidation of subsidiaries	-	-	(1,848)	-
Acquisition of subsidiaries, net of cash acquired	(17,666)	-	(17,666)	31,446
Loan to joint ventures	-	(1,414)	(1,359)	(5,551)
Proceeds from disposal of property, plant and equipment and intangible assets	259	9,646	58,379	28,963
Dividends received from non-consolidated companies	20,674	20,674	62,022	73,810
Changes in investments in securities	235,987	458,407	318,897	(821,478)
Net cash provided by (used in) investing activities	123,818	310,535	(192,603)	(1,397,157)

Cash flows from financing activities
Dividends paid	(300,044)	(299,230)	(900,361)	(757,786)
Dividends paid to non-controlling interest in subsidiaries	(856)	-	(31,120)	(5,862)
Changes in non-controlling interests	-	28	-	1,143
Acquisition of treasury shares	(536,924)	(454,462)	(1,362,319)	(1,439,589)
Payments of lease liabilities	(20,256)	(17,248)	(66,918)	(68,574)
Proceeds from borrowings	83,030	344,222	655,471	1,870,666
Repayments of borrowings	(105,486)	(382,656)	(772,585)	(1,999,427)
Net cash used in financing activities	(880,536)	(809,346)	(2,477,832)	(2,399,429)

Increase (decrease) in cash and cash equivalents	30,460	(6,583)	(70,855)	(930,368)

Movement in cash and cash equivalents
At the beginning of the period	546,961	681,306	660,798	1,616,597
Effect of exchange rate changes	(4,977)	(13,925)	(17,499)	(25,431)
Increase (decrease) in cash and cash equivalents	30,460	(6,583)	(70,855)	(930,368)
At December 31,	572,444	660,798	572,444	660,798

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2025	2024	2025	2024
Income for the period	461,063	519,131	1,973,279	2,076,773
Income tax charge	142,234	122,709	500,616	479,680
Equity in earnings of non-consolidated companies	(20,307)	(35,283)	(58,038)	(8,548)
Financial results	(29,052)	(48,180)	(132,641)	(129,056)
Depreciation and amortization	162,921	167,781	616,170	632,854
EBITDA	716,859	726,158	2,899,386	3,051,703

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2025	2024	2025	2024
Net cash provided by operating activities	787,178	492,228	2,599,580	2,866,218
Capital expenditures	(122,507)	(181,870)	(617,183)	(693,956)
Free cash flow	664,671	310,358	1,982,397	2,172,262

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At December 31,
	2025	2024
Cash and cash equivalents	572,647	675,256
Other current investments	2,306,760	2,372,999
Non-current investments	750,957	998,251
Derivatives hedging borrowings and investments	(2,669)	-
Current borrowings	(305,354)	(425,999)
Non-current borrowings	(368)	(11,399)
Net cash / (debt)	3,321,973	3,609,108

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,
	2025	2024
Inventories	3,602,058	3,709,942
Trade receivables	1,920,840	1,907,507
Customer advances	(168,832)	(206,196)
Trade payables	(872,913)	(880,261)
Operating working capital	4,481,153	4,530,992
Annualized quarterly sales	11,980,532	11,380,904
Operating working capital	137	145